UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 000-56026

TODOS MEDICAL LTD.

(Translation of registrant’s name into English)

1 Hamada Street

Rehovot, Israel 7670301

Tel: (011) (972) 8-633-3964

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[X] Form 20-F	[ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Extraordinary General Meeting

The Company hereby furnishes the following documents:

(a) Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders to be held on May 11, 2020. The Proxy Statement describes the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy, and various other details related to the meeting; and

(b) A Proxy Card whereby holders of the Company’s shares may vote at the meeting without attending in person.

Financial Statements and Exhibits.

The following Exhibits are filed as part of this Report.

Exhibit Number	Description

99.1	Notice and Proxy Statement for the Extraordinary General Meeting of Shareholders of the Company to be held on May 11, 2020

99.2	Proxy Card for the Extraordinary General Meeting of Shareholders of the Company to be held on May 11, 2020

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

	By:	/s/ Gerald Commissiong
	Name:	Gerald Commissiong
	Title:	Chief Executive Officer

Date: April 14, 2020

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